UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-68962

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __1/1/2016__ AND ENDING __12/31/2016__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Dynasty Securities, LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

1350 Avenue of the Americas, 32nd Floor
(No. and Street)

New York   **NY**   **10019**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey A. Lang   **212-373-1096**
           (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

Sobel & Co, LLC
(Name - if individual, state last, first, middle name)

293 Eisenhower Parkway, Suite 290   **Livingston, NJ**   **07039**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __Jeffrey A. Lang__ , swear (or affirm) that, to the best of
my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of
__Dynasty Securities, LLC__ , as
of __December 31, 2016__ , are true and correct. I further swear (or affirm)
that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____



__Jeffrey A. Lang__
Signature

__Chief Compliance officer.__
Title

Subscribed and sworn
to before me
this __1st__ day of __March__ 2017

_____
Notary Public

> RHONDA POHL
> Notary Public - State of New York
> NO. 02PO6213752
> Qualified in New York County
> My Commission Expires __11/16/2017__

This report* contains (check all applicable boxes):

- [✓] (a) Facing page.
- [✗] (b) Statement of Financial Condition.
- [✗] (c) Statement of Income (Loss).
- [✗] (d) Statement of Cash Flows
- [✗] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [✗] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [✗] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [✓] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✗] (l) An oath or affirmation.
- [ ] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [✗] (n) Exemption Report

** _For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)._





SOBEL & CO. LLC
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

293 Eisenhower Parkway
Livingston, NJ 07039-1711
Office: 973.994.9494
Fax: 973.994.1571
www.sobel-cpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Dynasty Securities, LLC
New York, New York

We have audited the accompanying statement of financial condition of Dynasty Securities, LLC as of December 31, 2016, and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of Dynasty Securities, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dynasty Securities, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Sobel & Co., LLC
Certified Public Accountants

Livingston, New Jersey
March 1, 2017

DYNASTY SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

ASSETS		
Cash	$	608,799
Accrued Revenue		39,111
TOTAL ASSETS	$	647,910

LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Due to Dynasty Financial Partners LLC	$	474,126
Accounts Payable and Accrued Expenses		3,011
TOTAL LIABILITIES	$	477,137

COMMITMENTS AND CONTINGENCIES		
MEMBER'S EQUITY		
		170,773
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	647,910

DYNASTY SECURITIES, LLC

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2016

Revenues		
Referral Fees	$	302,477
TOTAL REVENUES		302,477
Expenses		
Employee Compensation and Benefits		32,885
Professional Fees		171,649
Occupancy Costs		30,991
Travel		11,909
Marketing		1,378
Meals and entertainment		5,395
Other		4,035
TOTAL EXPENSES		258,242
NET INCOME	$	44,235

DYNASTY SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

Balance, January 1, 2016	$	126,538
Net Income		44,235
Balance, December 31, 2016	$	170,773

DYNASTY SECURITIES, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31,2016

Cash flows from operating activities		
Net income	$	44,235
Adjustments to reconcile net income to net cash provided by operating activities		
Changes in assets and liabilities		
Accrued Revenue & Other Assets		(38,853)
Due to Dynasty Financial Partners, LLC		225,942
Accounts payable and accrued expenses		(5,691)
Net cash provided by operating activities		225,633
Cash flows from financing activities		
Capital Contribution		0
Net cash provided by financing activities		0
Net increase in cash		225,633
Cash, beginning of year		383,166
Cash, end of year	$	608,799

See notes to financial statements

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization:

Dynasty Securities, LLC (the "Company") was formed on August 16, 2011, in the state of New York. On March 21, 2013, the Securities and Exchange Commission accepted the Company's application for registration as a broker or dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. In addition, on March 21, 2013, the Financial Industry Regulatory Authority, Inc. ("FINRA") accepted the Company's membership application. The Company is headquartered in New York, New York. The Company is registered with the Securities and Exchange Commission ("SEC"). The Company is also a member of the Securities Investor Protection Corporation ("SIPC").

Basis of Accounting:

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition:

Referral Fees received from unrelated third parties are the primary sources of revenue for the Company. The Company obtains certain administrative and other services from the unrelated third parties who is also a broker-dealer and FINRA member. The unrelated third parties have and are willing to continue to furnish or make such services available to Dynasty Securities. The unrelated third parties will provide or otherwise make available to Dynasty Securities those services and other third-party services. In accordance with its usual and customary practices the unrelated third parties shall make deductions for the services from commissions payable to the Company and shall itemize each deduction by the service provided.

NOTE 1 - ORGANIZATION AND SUMMARY OF
SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Income Taxes:

The Company is treated as a partnership for federal and state income tax purposes; therefore, the taxable income or loss from the Company's operation is allocated to the Company's members.

The Company follows accounting standards that provide clarification on accounting for uncertainty in income taxes recognized in the Company's financial statements. The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on de-recognition, classification, interest and penalties, disclosure and transition. At December 31, 2016, there are no significant income tax uncertainties that are expected to have a material impact on the Company's 2016 financial statements. No interest or penalties were incurred for the period January 1, 2016 to December 31, 2016.

Subsequent Events:

The Company has evaluated its subsequent events and transactions occurring after December 31, 2016 through March 1, 2017, the date that the financial statements were available to be issued.

NOTE 2 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2016, the Company's net capital is as follows:

Net capital	$ 131,662
Net capital requirement	$ 31,809
Excess Net Capital	$ 99,853
Aggregate indebtedness to net capital	362.40%

DYNASTY SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016

NOTE 2 - NET CAPITAL REQUIREMENTS: (Continued)

The Company is not required to furnish the "computation of reserve requirements" under rule 15c3-3 of the Securities and Exchange Commission due to the fact that it qualifies for, and complies with the exemptive provision k(2)(i) of rule 15c3-3. This provision exempts brokers or dealers who do not hold funds or securities, or owe money or securities to customers, from having to furnish the "computation of reserve requirements."

NOTE 3 - RELATED PARTY TRANSACTIONS:

Dynasty Financial Partners, LLC, a related party through common ownership has an expense sharing agreement. Expenses included in this agreement are paid by the affiliate and reimbursed by Dynasty Securities, LLC for the year ended December 31, 2016, Dynasty Securities owes Dynasty Financial Partners, LLC $474,126 for these services.





SOBEL & CO. LLC
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

293 Eisenhower Parkway
Livingston, NJ 07039-1711
Office: 973.994.9494
Fax: 973.994.1571
www.sobel-cpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

To the Member
Dynasty Securities, LLC
New York, New York

We have audited the financial statements of Dynasty Securities, LLC as of and for the year ended December 31, 2016, and have issued our report thereon dated March 1, 2017, which contains an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission contained on page 10, has been subjected to audit procedures performed in conjunction with the audit of Dynasty Securities, LLC's financial statements. The supplementary information is the responsibility of Dynasty Securities, LLC's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Sobel & Co., LLC

Certified Public Accountants

Livingston, New Jersey
March 1, 2017

DYNASTY SECURITIES, LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2016

Computation of net capital		
Total member's equity	$	170,773
Deductions and/or charges		
Aged receivables and other assets	$	(39,111)
Net capital	$	131,662

Computation of aggregate indebtedness		
Due to Dynasty Financial Partners, LLC	$	474,126
Accounts payable	$	3,011
Aggregate indebted ness	$	477,137

Computation of basic net capital requirement		
Minimum net capital required (6.67% of aggregate indebtedness)	$	31,809
Minimum dollar requirement		5,000
Net capital requirement (greater of minimum net capital or dollar requirement)	$	31,809

Excess net capital	$	99,853

Net capital less 10% of aggregate indebtedness	$	83,948

Ratio: Aggregate indebtedness to net capital		3.62 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION
Included import to IIa-form X-17a-5, as of December 31, 2016
Net Capital as reported in company (unaudited)
Focus Report Part IIa: $111,662
Net Audit Adjustments: $20,000
Net Capital per above: $131,662

See report of independent registered public accounting firm.





SOBEL & CO. LLC
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

293 Eisenhower Parkway
Livingston, NJ 07039-1711
Office: 973.994.9494
Fax: 973.994.1571
www.sobel-cpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

To the Member
Dynasty Securities, LLC
New York, New York

We have audited the financial statements of Dynasty Securities, LLC as of and for the year ended December 31, 2016, and have issued our report thereon dated March 1, 2017, which contains an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission contained on page 10, has been subjected to audit procedures performed in conjunction with the audit of Dynasty Securities, LLC's financial statements. The supplementary information is the responsibility of Dynasty Securities, LLC's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Sobel & Co., LLC
Certified Public Accountants

Livingston, New Jersey
March 1, 2017

STATEMENT OF EXEMPTION FROM SEC RULE 15c3-3

Dynasty Securities LLC, ("the Company") to the best of my knowledge and belief, hereby certifies as follows:

1. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

2. As a consequence, the Company is exempt from Rule 15c3-3 pursuant to Rule 15c3-3(k}(2}(i).

3. The Company met this exemption during the entire calendar year ending December 31, 2016 without exception.

Dynasty Securities, LLC

I, Jeffrey A. Lang, affirm that, to the best of my knowledge and belief, this Exemption Report is true and accurate.

By

Title: Chief Compliance Officer

March 01, 2017